August 20, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:  Mark P. Shuman, Branch Chief - Legal

Re:	Answers Corporation Form S-3 filed July 30, 2008 File No. 333-152650

Dear Mr. Shuman:

This letter sets forth the responses of Answers Corporation, a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 8, 2008 concerning the Company’s Registration Statement on Form S-3 (File No. 333-152650) filed with the Commission on July 30, 2008 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated August 8, 2008.  References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to Form S-3 which is being filed herewith.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Selling Stockholders, page 22

1.            We note that the table on page 22 indicates that the selling stockholders beneficially own “0” shares prior to the offering.  It appears from Section 5 of the Certificate of Designations of the Series A Convertible Preferred Stock (Exhibit 3.1 to Form 8-K filed on June 17, 2008) and Section 2 of the Form of Common Stock Purchase Warrant (Exhibit 10.2 to the Form 8-K) that the shares underlying the Series A Preferred Stock and Warrants are convertible or exercisable “at any time and from time to time” on or after the date of issuance.  Thus it appears that the shares are convertible within 60 days and are beneficially owned, as defined under Rule 13d-3, by the selling stockholders.  Please revise the selling shareholder table to reflect this beneficial ownership or advise.

We have revised the Selling Stockholders table to reflect beneficial ownership prior to the offering.

2.            It is also unclear how you determined the number of shares beneficially owned after the offering for each selling shareholder.  Please provide footnote disclosure explaining how you calculated the numbers in this column given your statement that the information set forth in the table regarding beneficial ownership after resale is based on the premise that “the selling stockholders will sell all of the shares of common stock owned by such selling stockholder and covered by this prospectus.”  To the extent the securities underlying the Series B Convertible Preferred Stock and Warrants are exercisable within 60 days, they should also be included in the column describing the shares beneficially owned prior to the offering.

We have revised the footnotes to the Selling Stockholders table to explain how we calculated the share numbers in the column entitled “Beneficial Ownership After this Offering.”

Exhibits

3.            Please file or incorporate by reference the agreements defining the rights of the holders of the Series A Convertible Preferred Stock and the Common Stock Purchase Warrants covered by the registration statement as exhibits to the registration statement.  See Item 601(b)(4) of Regulation S-K.

We have revised the exhibit table to incorporate by reference the agreements defining the rights of the holders of the Series A Convertible Preferred Stock and the Common Stock Purchase Warrants.

The Company acknowledges that: 1) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; 2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey J. Fessler
Jeffrey J. Fessler